UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Gravity Co., Ltd.
(Name of Issuer)

Common Stock, Par Value Won 500 Per Share
Shares of Common Stock in the form of American Depository Shares*

(Title of Class of Securities)

38911N107
(CUSIP Number)

Moon Capital Master Fund Ltd.
c/o Moon Capital Management LP
499 Park Avenue, 8th Floor
New York, NY 10022
Attention:  Richard Walz, Esq.
General Counsel
(212) 652-4567

with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY  10112
Attention:  Sey-Hyo Lee, Esq.
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the “Common Stock”).

SCHEDULE 13D

CUSIP No. 38911N107		Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Moon Capital Master Fund Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 274,253.5*

EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-

PERSON WITH	10	SHARED DISPOSITIVE POWER 274,253.5*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,253.5*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.95% of outstanding shares of Common Stock

14		TYPE OF REPORTING PERSON CO

* Includes 105,971 shares of Common Stock and 673,130 American Depository Shares ("ADSs") representing 168,282.5 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 38911N107		Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Moon Capital Leveraged Master Fund Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 67,185.5*

EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-

PERSON WITH	10	SHARED DISPOSITIVE POWER 67,185.5*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,185.5*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .97% of outstanding shares of Common Stock

14		TYPE OF REPORTING PERSON CO

* Represents 268,742 ADSs.

SCHEDULE 13D

CUSIP No. 38911N107		Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Moon Capital Management LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 341,439*

EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-

PERSON WITH	10	SHARED DISPOSITIVE POWER 341,439*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,439*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91% of outstanding shares of Common Stock

14		TYPE OF REPORTING PERSON PN

* Includes 105,971 shares of Common Stock and 941,872 ADSs representing 235,468 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 38911N107		Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JWM Capital LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 341,439*

EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-

PERSON WITH	10	SHARED DISPOSITIVE POWER 341,439*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,439*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91% of outstanding shares of Common Stock

14		TYPE OF REPORTING PERSON OO

* Includes 105,971 shares of Common Stock and 941,872 ADSs representing 235,468 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 38911N107		Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John W. Moon

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 341,439*

EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-

PERSON WITH	10	SHARED DISPOSITIVE POWER 341,439*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,439*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91% of outstanding shares of Common Stock

14		TYPE OF REPORTING PERSON IN

* Includes 105,971 shares of Common Stock and 941,872 ADSs representing 235,468 shares of Common Stock.

CUSIP NO. 38911N107	SCHEDULE 13D	Page 7 of 12 Pages

This Amendment No. 14 (this "Amendment No. 14") further amends and supplements the Schedule 13D dated March 28, 2006 filed by Moon Capital Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon (the "Schedule 13D") in connection with the American Depository Shares of Gravity Co., Ltd., as amended and supplemented by Amendment No. 1 to Schedule 13D dated May 4, 2006 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D dated May 23, 2006 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D dated June 1, 2006 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated July 18, 2006 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D dated July 31, 2006 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D dated August 22, 2006 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D dated August 25, 2006 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D dated November 9, 2006 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D dated November 20, 2006 ("Amendment No. 9"), Amendment No. 10 to Schedule 13D dated July 13, 2009 ("Amendment No. 10"), Amendment No. 11 to Schedule 13D dated August 7, 2009 ("Amendment No. 11"), Amendment No. 12 to Schedule 13D dated August 24, 2009 ("Amendment No. 12") and Amendment No. 13 to Schedule 13D dated October 16, 2009 ("Amendment No. 13") filed by Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon in connection with the American Depository Shares and shares of common stock of Gravity Co., Ltd.  Capitalized terms used in this Amendment No. 14 and not otherwise defined herein have the meanings assigned to such terms in Amendments Nos. 1 through 13 and/or the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Section A of Item 5 is hereby amended and supplemented as follows:

The percentages used in this Schedule 13D are calculated based upon the 6,948,900 shares of Common Stock issued and outstanding as of December 31, 2008, including through ADSs.

A.	As of the date hereof, the Reporting Persons have the following interests in the securities of Gravity:

(a)	Moon Capital Master Fund Ltd.

(i)	Amount beneficially owned: 274,253.5*

(ii)	Percent of class: 3.95% of outstanding shares of Common Stock

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 274,253.5*

(c)	Sole power to dispose or direct the disposition: -0-

*	Includes 105,971 shares of Common Stock and 673,130 ADSs representing 168,282.5 shares of Common Stock.

CUSIP NO. 38911N107	SCHEDULE 13D	Page 8 of 12 Pages

(d)	Shared power to dispose or direct the disposition: 274,253.5*

(b)	Moon Capital Leveraged Master Fund Ltd.

(i)	Amount beneficially owned 67,185.5**

(ii)	Percent of class: .97% of outstanding shares of Common Stock

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 67,185.5**

(c)	Sole power to dispose or direct the disposition: -0-

(d)	Shared power to dispose or direct the disposition: 67,185.5**

(c)	Moon Capital Management LP

(i)	Amount beneficially owned: 341,439***

(ii)	Percent of class: 4.91% of outstanding shares of Common Stock

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 341,439***

(c)	Sole power to dispose or direct the disposition: -0-

(d)	Shared power to dispose or direct the disposition: 341,439***

(d)	JWM Capital LLC

(i)	Amount beneficially owned: 341,439***

(ii)	Percent of class: 4.91% of outstanding shares of Common Stock

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

**	Represents 268,742 ADSs.

***	Includes 105,971 shares of Common Stock and 941,872 ADSs representing 235,468 shares of Common Stock.

CUSIP NO. 38911N107	SCHEDULE 13D	Page 9 of 12 Pages

(b)	Shared power to vote or direct the vote: 341,439***

(c)	Sole power to dispose or direct the disposition: -0-

(d)	Shared power to dispose or direct the disposition: 341,439***

(e)	Mr. John W. Moon

(i)	Amount beneficially owned: 341,439***

(ii)	Percent of class: 4.91% of Outstanding shares of Common Stock

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 341,439***

(c)	Sole power to dispose or direct the disposition: -0-

(d)	Shared power to dispose or direct the disposition: 341,439***

Section C of Item 5 is hereby supplemented as follows:

Moon Capital Leveraged Master Fund Ltd.

▪	On February 1, 2010 the Moon Capital Leveraged Master Fund Ltd. sold 21,500 ADSs on the open market at a price of $2.00 per share.

▪	On February 1, 2010 the Moon Capital Leveraged Master Fund Ltd. sold 16,265 ADSs on the open market at a price of $1.940 per share.

▪	On February 17, 2010 the Moon Capital Leveraged Master Fund Ltd. sold 22,279 ADSs on the open market at a price of $2.017 per share.

▪	On February 18, 2010 the Moon Capital Leveraged Master Fund Ltd. sold 1,980 ADSs on the open market at a price of $2.090 per share.

▪	On February 18, 2010 the Moon Capital Leveraged Master Fund Ltd. sold 2,956 ADSs on the open market at a price of $2.050 per share.

***	Includes 105,971 shares of Common Stock and 941,872 ADSs representing 235,468 shares of Common Stock.

CUSIP NO. 38911N107	SCHEDULE 13D	Page 10 of 12 Pages

Moon Capital Master Fund Ltd.

▪	On February 1, 2010 the Moon Capital Master Fund Ltd. sold 53,500 ADSs on the open market at a price of $2.00 per share.

▪	On February 1, 2010 the Moon Capital Master Fund Ltd. sold 40,535 ADSs on the open market at a price of $1.940 per share.

▪	On February 17, 2010 the Moon Capital Master Fund Ltd. sold 52,721 ADSs on the open market at a price of $2.017 per share.

▪	On February 18, 2010 the Moon Capital Master Fund Ltd. sold 4,720 ADSs on the open market at a price of $2.090 per share.

▪	On February 18, 2010 the Moon Capital Master Fund Ltd. sold 7,044 ADSs on the open market at a price of $2.050 per share.

Between November 2, 2009 and February 1, 2010, there was a net transfer of 3,196 ADSs from the Moon Capital Master Fund Ltd. to the Moon Capital Leveraged Master Fund Ltd. in connection with rebalancing their portfolios.

Section E of Item 5 is hereby amended as follows:

As of February 17, 2010, the Reporting Persons ceased to be the beneficial owners of more than 5% of the securities of Gravity.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement Pursuant to Rule 13d-1(k) is incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D.

Exhibit 2.	Sharing Agreement dated as of March 28, 2006 between the Reporting Persons and the Ramius Entities is incorporated by reference to Exhibit 2 to Schedule 13D.

Exhibit 3.	Press Release dated May 24, 2006 is incorporated by reference to Exhibit 3 to Amendment No. 2 to Schedule 13D.

Exhibit 4.	Press Release dated June 1, 2006 is incorporated by reference to Exhibit 4 to Amendment No. 3 to Schedule 13D.

Exhibit 5.	Press Release dated July 19, 2006 is incorporated by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D.

CUSIP NO. 38911N107	SCHEDULE 13D	Page 11 of 12 Pages

Exhibit 6.	Press Release dated August 22, 2006 is incorporated by reference to Exhibit 6 to Amendment No. 6 to Schedule 13D.

Exhibit 7.
Preliminary Proxy Statement in connection with the Extraordinary General Meeting of Shareholders of Gravity to be held on December 26, 2006 is incorporated by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D.

Exhibit 8.	Press Release dated November 20, 2006 is incorporated by reference to Exhibit 8 to Amendment No. 9 to Schedule 13D.

CUSIP NO. 38911N107	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2010
/s/ John W. Moon
John W. Moon,
individually and as managing member
of JWM Capital LLC, for itself and as the general partner of
Moon Capital Management LP, for itself and as the investment manager of
Moon Capital Master Fund Ltd. and
Moon Capital Leveraged Master Fund Ltd.